HEIDMAR MARITIME HOLDINGS CORP.
89 Akti Miaouli
Piraeus 18538, Greece
Tel: +30 216 002 4900

June 18, 2025
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Anuja Majmudar

Re:	Heidmar Maritime Holdings Corp. Registration Statement on Form F-1 (File No. 333-287869)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1, that was originally filed with the U.S. Securities and Exchange Commission on June 9, 2025, as may thereafter be amended, be accelerated so that it will be made effective at 9:00 AM Eastern Time on Friday, June 20, 2025, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Keith J. Billotti, Esq. of Seward & Kissel LLP, counsel to the undersigned registrant, at (212) 574-1200.

Yours truly,

HEIDMAR MARITIME HOLDINGS CORP.

By:	/s/ Pankaj Khanna
Name: Pankaj Khanna
Title: Chief Executive Officer and Director